UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7 )*

Intapp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45827U109

(CUSIP Number)

Great Hill Partners, L.P.

Attn: John S. Dwyer

200 Clarendon Street, 29th Floor,

Boston, MA 02116

(617) 790-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827U109	13D	Page 1 of 6 pages

1	Names of Reporting Persons Great Hill Investors, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 2 of 6 pages

1	Names of Reporting Persons Great Hill Equity Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 45827U109	13D	Page 3 of 6 pages

1	Names of Reporting Persons Great Hill Partners GP IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 45827U109	13D	Page 4 of 6 pages

1	Names of Reporting Persons GHP IV, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 5 of 6 pages

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 2, 2021 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Intapp, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The May 2024 Distribution and Sale

On May 21, 2024, Great Hill Equity Partners IV, L.P. (“GHEP IV”) distributed all shares of Common Stock owned by it to its partners (the “Distribution”). On May 22, 2024, Great Hill Investors, LLC (“GHI”) disposed of 13,220 shares of Common Stock in a series of open market transactions at prices ranging from $37.33 to $38.005 per share, with a weighted average price of $37.4503 (the “May Sales”). Following the Distribution and the May Sales, the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b)

This Amendment No. 7 is being filed on behalf of the Reporting Persons to report that, as of May 22, 2024, the Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

Pursuant to its amended and restated limited partnership agreements, GHEP IV may be deemed to beneficially own (i) 16,385 shares of Common Stock held of record by Christopher Gaffney, and (ii) 16,385 shares of Common Stock held of record by Derek Schoettle. Each of Christopher Gaffney, who serves as Manager of GHI and GHP IV, and Derek Schoettle, who serves as Growth Partner of Great Hill Partners, L.P., served on the board of directors of the Issuer until May 2, 2024.

(c)           Except as set forth in Item 4, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock during the past 60 days.

(d)           None.

(e)           Following the Distribution and May Sales, the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock.

CUSIP No. 45827U109	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 23, 2024

Great Hill Investors, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Equity Partners IV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Partners GP IV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GHP IV, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory